Exhibit 19.1

KULR Technology Group, Inc. Policy on Insider Trading.

This Insider Trading Policy (the “Policy”) describes the standards of KULR Technology Group, Inc. and its subsidiaries (the “Company”) on trading, and causing the trading of, the Company’s securities or securities of certain other publicly traded companies while in possession of confidential information.

This Policy is divided into two parts:  the first part prohibits trading in certain circumstances and applies to all directors, officers and employees, and their respective immediate family members, of the Company and the second part imposes special additional trading restrictions and applies to (i) all directors of the Company, (ii) all executive officers of the Company and (iii) other persons who, because of their position or relationship with the Company, have regular access to material nonpublic information and are designated from time to time and informed of such status by the Compliance Oﬃcer (collectively, “Covered Persons”).

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses material nonpublic information obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or to provide that information to others outside the Company.

The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee who buys or sells Company stock on the basis of material nonpublic information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I

1.Applicability: This Policy applies to all trading or other transactions in the Company’s securities, including common stock, options and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company. This Policy applies to all employees of the Company, all officers of the Company and all members of the Company’s board of directors and their respective family members.

2.General Policy:  No Trading or Causing Trading While in Possession of Material Nonpublic Information

(a)No director, officer or employee or any of their immediate family members may purchase or sell, or offer to purchase or sell, any Company security, whether or not issued by the Company, while in possession of material nonpublic information about the Company. (The terms “material” and “nonpublic” are defined in Part I, Section 3(a) and (b) below.)

(b)No director, officer or employee or any of their immediate family members who knows of any material nonpublic information about the Company may communicate that information to (“tip”) any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(c)No director, officer or employee or any of their immediate family members may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material nonpublic information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee or any of their immediate family members who knows of any such material nonpublic information may communicate that information to, or tip, any other person, including family members and friends, or otherwise disclose such information without the Company’s authorization.

(d)For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and nonpublic unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 3(c) below).

(e)Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.

3.Definitions:

(a)Material.  Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i)	significant changes in the Company’s prospects;
(ii)	significant write-downs in assets or increases in reserves;
(iii)	developments regarding significant litigation or government agency investigations;
(iv)	liquidity problems;
(v)	changes in earnings estimates or unusual gains or losses in major operations;
(vi)	major changes in management;
(vii)	changes in dividends;
(viii)	extraordinary borrowings;
(ix)	award or loss of a significant contract
(x)	changes in debt ratings;
(xi)

proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

(xii)	offerings of Company securities; and
(xiii)	pending statistical reports (such as, consumer price index, money supply and retail figures, or interest rate developments).

Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on a company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular nonpublic information is material, you should presume it is material. If you are unsure whether information is material, you should either consult the Compliance Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

(b)Nonpublic.  Insider trading prohibitions come into play only when you possess information that is material and “nonpublic.” The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Nonpublic information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;
(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and
(iii)

information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two trading days). As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is nonpublic and treat it as confidential.

(c)Compliance Officers.  The Company has appointed the General Counsel as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

(i)	assisting with implementation and enforcement of this Policy;
(ii)	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;
(iii)	pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below;
(iv)	providing approval of any Rule 10b5-1 plans under Part II, Section 1(c) below and any prohibited transactions under Part II, Section 4 below; and
(v)	providing a reporting system with an effective whistleblower protection mechanism.

If the General Counsel requires pre-clearance for any transactions in the Company’s securities, then the Chief Financial Officer shall act as the Compliance Officer for such purpose.

4.Violations of Insider Trading Laws:  Penalties for trading on or communicating material nonpublic information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a)Legal Penalties.  A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material nonpublic information can be sentenced to a substantial jail term and be required to pay a criminal penalty of several times the amount of profits gained or losses avoided. In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material nonpublic information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction. The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

(b)Company-imposed Penalties.  Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

5.Inquiries:  If you have any questions regarding any of the provisions of this Policy, please contact the Compliance Officer.

PART II

1.Blackout Periods:  All Covered Persons are prohibited from trading in the Company’s securities during blackout periods as defined below.

(a)Quarterly Blackout Periods.  Trading in the Company’s securities is prohibited during the period beginning at the close of the market on the last trading day of each fiscal quarter and ending two business days after the public release of earnings data for such fiscal quarter. If the public release of earnings data is made before the opening of trading, then that trading day constitutes the first business day for this purpose. For example, if an earnings release is made before the opening of trading on a Tuesday, the first open trading day would be the following Thursday. During these blackout periods, Covered Persons generally possess or are presumed to possess material nonpublic information about the Company’s financial results.

(b)Other Blackout Periods.  From time to time, other types of material nonpublic information regarding the Company (such as negotiation of mergers, acquisitions or dispositions or new product developments) may be pending and not be publicly disclosed. While such material nonpublic information is pending, the Company may impose special blackout periods during which Covered Persons or other employees of the Company are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons and employees affected.

(c)Exceptions.  These trading restrictions do not apply to the following transactions:

(i)

Rule 10b5-1 trading plans. Transactions pursuant to a Rule 10b5-1 trading plan that was approved by the Compliance Officer and meet the requirements of the Company’s SEC Rule 10b5-1 Trading Plan Guidelines (attached hereto on Schedule I).

(ii)

Receipt, vesting and exercise of stock awards. The receipt of options, restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) awarded by the Company, and the exercise of options and the vesting of RSUs or RSA that do not involve the sale of Company securities (such as net settled exercise or vesting of stock options, RSUs or RSAs, as compared to the cashless exercise which involves the sale of Company securities to pay the exercise price of the option or the taxes associated with the transaction).

(iii)

Stock splits, stock dividends and similar transactions. The trading restrictions under this Policy do not apply to a change in the number of securities held as a result of a stock split or stock dividend applying equally to all securities of a class, or similar transactions.

(iv)

Bona fide gifts, inheritance or change in form of ownership. Other than as set forth herein, trading restrictions under this Policy do not apply to bona fide gifts involving the Company’s securities, transfers by will or the laws of descent and distribution or transfers for tax planning purposes in which your beneficial ownership and pecuniary interest in the transferred Company securities does not change. However, bona fide gifts are subject to pre-clearance provisions in order to ensure that all bona fide gifts are reported on a timely basis on Form 4 within two business days of the effective date of the gift, as applicable for Covered Persons who are subject to filing obligations under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Some transactions that involve merely a change in the form in which you own securities may be permitted.

2.Trading Window.  Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect. However, even during this open trading window, a Covered Person who is in possession of any material nonpublic information should not trade in the Company’s securities until the information has been made publicly available for at least two full trading days or is no longer material. In addition, the Company may close this trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

3.Pre-clearance of Securities Transactions:

(a)Because Covered Persons are likely to obtain material nonpublic information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, unless the Covered Person first pre-clears with the Compliance Officer all transactions in the Company’s securities.

(b)Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining pre-clearance from the Compliance Officer. These procedures also apply to transactions by a Covered Person’s spouse, other persons living in a Covered Person’s household and a Covered Person’s minor children and to transactions by entities over which such Covered Person exercises control.

(c)The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d)Pre-clearance is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4.Prohibited Transactions:

(a)Directors and executive officers of the Company are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b)Covered Persons, including any Covered Person’s spouse, other persons living in such Covered Person’s household and minor children and entities over which such person exercises control, are prohibited from engaging in the following transactions in the Company’s securities:

(i)

Short-term trading.  Covered Persons who are subject to Section 16 of the Exchange Act and purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase.

(ii)	Short sales. Covered Persons may not sell the Company’s securities short.
(iii)	Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities.
(iv)	Trading on margin. Covered Persons are prohibited from purchasing Company securities on margin.
(v)	Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5.Margin Accounts and Pledging Transactions:

(a)Covered Persons may pledge the Company’s securities that they own (exclusive of RSAs, RSUs, options or any other restricted securities that the Company may, from time to time, grant under the Company’s equity incentive plans) as collateral for loans, subject to approval of individual plans by the Compliance Officer. In the event that the Compliance Officer wishes to pledge the Company’s securities as collateral for loans, the individual plan of the Compliance Officer shall be subject to the approval of the Chief Financial Officer.

(b)In order to mitigate the risk of forced sales of pledged Company securities, and the potential reputational and financial consequences of such sales, the General Counsel (or Chief Financial Officer, if applicable) shall take into account the following guidelines when choosing to approve a pledge, including:

(i)	Covered Persons must present a clear rationale for the need to engage in the pledging activity;
(ii)	The amount of Company securities pledged must not represent a substantial portion of the Covered Person’s holdings of Company securities; and
(iii)	In the aggregate, Covered Persons may not pledge more than an insignificant amount of the Company’s outstanding securities.

(c)On at least a quarterly basis, the Compliance Officer will update the Compensation Committee of the Board of Directors of the Company with the following information:

(i)	The names of Covered Persons that have had pledging plans approved;
(ii)

The total amount of Company securities which are approved to be pledged by each Covered Person under an approved plan, and the percentage of each such Covered Person’s holdings that such amount represents;

(iii)

The total amount of Company securities which have actually been pledged by each Covered Person under an approved plan, and the percentage of each such Covered Person’s holdings that such amount represents;

(iv)	The aggregate amount of Company securities pledged and securities approved to be pledged by all Covered Persons as a percentage of the total amount of outstanding securities; and
(v)

The value of the Company securities pledged pursuant to any plan as a percentage of the loan secured by such securities, the change in value of the pledged securities since the time of pledging and the estimated number of days required to unwind the pledged positions.

6.Acknowledgment and Certification:  All Covered Persons are required to sign the attached acknowledgment and certification.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company’s Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

(Signature)

(Please print name)

Date: